Berkley Crime

a division of Berkley Financial Specialists

| a Berkley Company

EXPERTS FOCUSED ON YOUR PROTECTION. WE DELIVER.

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January 7, 2022
Eric Bruhn
Alliant Insurance Services Inc.
2 Grand Center Tower, 140 East 45th Street, Suite 6B
New York, NY 10017

Berkley Crime
a division of Berkley Financial Specialists
| a Berkley Company

Re: Mutual Fund and Variable Insurance Trust Policy # BFIV-45004116-22

Dear Eric,

Thank you for insuring your account with Berkley Crime. Attached please find a copy of the policy for the above referenced account. In the event of loss, please contact:

Ms. Megan Manogue
Vice President, Chief Claims Officer
849 Fairmount Avenue, Suite 301
Towson, Maryland 21286
Phone (toll free): (866) 539-3995, Option 3
Fax (toll free): (866) 915-7879
E-Mail: claims@berkleycrime.com

Please feel free to contact me with any additional questions.

Sincerely,

Andrea Speight

aspeight@berkleycrime.com

29 South Main Street, 3rd Floor, West Hartford, CT 06107 PH. 844.44.CRIME

PRODUCER
Eric Bruhn Alliant Insurance Services Inc. 2 Grand Center Tower, 140 East 45th Street, Suite 6B New York, NY 10017 (2 1 2) 5 0 4 - 5 9 1 6

Berkley Crime

a division of Berkley Financial Specialists

| a Berkley Company

Underwritten By
Berkley Regional Insurance Company

Administrative Office:
475 Steamboat Road
Greenwich, CT 06830

Issuing Office:
29 South Main Street, Suite 308
West Hartford, CT 06107

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES DECLARATIONS

In return for the payment of the premium, and in reliance upon all statements made and information furnished to us by you in applying for this policy, and subject to all the terms and conditions of this policy, we agree to provide the insurance as stated in this policy.

POLICY NUMBER BFIV-45004116-22 **PRIOR POLICY NUMBER** BFIV-45004116-21

NAMED INSURED Mutual Fund and Variable Insurance Trust

MAILING ADDRESS 4221 N 203Rd St #100
Elkhorn, NE 68154

POLICY PERIOD 12/31/2021 to 12/31/2022
(12:01 A.M. at your Mailing Address shown above)

INSURING AGREEMENTS, LIMITS OF INSURANCE AND DEDUCTIBLE:

	Insuring Agreement(s)	Limit of Insurance Per Occurrence	Deductible Amount Per Occurrence
1.	Fidelity	$2,650,000	$0
2.	On Premises	$2,650,000	$5,000
3.	In Transit	$2,650,000	$5,000
4.	Forged or Altered Instruments	$2,650,000	$5,000
5.	Forged, Altered Or Counterfeit Securities	$2,650,000	$5,000
6.	Counterfeit Money	$2,650,000	$5,000
7.	Computer Fraud	$2,650,000	$5,000
8.	Voice Initiated Transfer Fraud	$2,650,000	$5,000
9.	Telefacsimile Transfer Fraud	$2,650,000	$5,000
0.	Uncollectible Items of Deposit	$100,000	$5,000
1.	Audit and Claims Expense	$100,000	$5,000
Coverage is provided only if an amount is shown opposite an Insuring Agreement. If the amount is left blank or "Not Covered" is inserted, such Insuring Agreement and any other reference thereto in this policy is entirely deleted.			

If Added by Endorsement		
Insuring Agreement(s) Or Coverage(s)	Limit of Insurance Per Occurrence	Deductible Amount Per Occurrence
Facsimile Signatures	$2,650,000	$5,000
Stop Payment	$100,000	$5,000
Unauthorized Signatures	$100,000	$5,000

Percentage of Loss Deductible Amount Over Which Losses Must Be Reported:	100%
Insuring Agreement 8. Voice Initiated Transfer Fraud The verification callback amount is:	$5,000
Insuring Agreement 9. Telefacsimile Transfer Fraud	$5,000

BAP IC DEC 11 13 Page 1 of 3

The verification callback amount is:	

BAP IC DEC 11 13

Page 2 of 3

Forms and Endorsements Forming Part of this Policy When Issued:	
Form Number and Edition Date	Description of Form or Endorsement:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 08 18	Berkley Crime Cover Letter
BAP IC DEC 11 13	Financial Institution Crime Policy For Investment Companies
FI 00 15 09 12	Financial Institution Crime Policy for Investment Companies
BAP 90 00 11 13	Forms Index
BAP 90 01 11 13	Premium Endorsement
BAP 90 02 11 13	Omnibus Named Insured Endorsement
BAP 90 03 11 13	Credit Rating Cancellation Endorsement
BAP 90 20 11 13	Automatic Increase in the Limit of Insurance Endorsement
BAP 91 05 11 13	Joint Insured Endorsement
FI 20 30 01 10	Facsimile Signatures
FI 20 40 09 12	Unauthorized Signatures
FI 20 41 09 12	Stop Payment or Refusal To Pay
IL P 001 01 04	U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders
IL 83 19 08 15	Office Of Foreign Assets Control (OFAC) Exclusion Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

Cancellation of Prior Insurance Issued by Us:

By acceptance of this Policy you give us notice canceling prior policy Numbers: BFIV-45004116-21 the cancellation to be effective at the time this Policy becomes effective.

Countersignature of Authorized Representative (Where Required)

Name:

Title:

Signature:

Date:

IN WITNESS WHEREOF, Berkley Regional Insurance Company designated herein has executed and attested these presents.

Ira S. Lederman
Director, Senior Vice President and Secretary

W. Robert Berkley, Jr.
Director and President

BAP IC DEC 11 13 Page 3 of 3

FINANCIAL INSTITUTIONS
FI 00 15 09 12

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

Various provisions in this policy restrict coverage. Read the entire policy carefully to determine rights, duties and what is or is not covered.

Throughout this policy, the words "you" and "your" refer to the Named Insured shown in the Declarations. The words "we", "us" and "our" refer to the company providing this insurance.

Other words and phrases that appear in quotation marks have special meaning. Refer to Section **F.** Definitions.

A. Insuring Agreements

Coverage is provided under the following Insuring Agreements for which a Limit Of Insurance is shown in the Declarations and applies to loss that you sustain resulting directly from an "occurrence" taking place at any time which is "discovered" by a "designated person" during the Policy Period shown in the Declarations:

1. Fidelity

a. We will pay for loss resulting directly from dishonest or fraudulent acts committed by an "employee" acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the "employee" with the manifest intent to:

(1) Cause you to sustain such loss; and

(2) Obtain an improper financial benefit for the "employee" or another person or entity.

b. We will pay for loss or damage resulting directly from vandalism or malicious mischief caused by an "employee" when such vandalism or malicious mischief results in loss of or damage to "electronic data", books of account or other written or electronic records or "computer programs".

c. As used throughout this Insuring Agreement:

(1) Dishonest or fraudulent acts shall include "larceny or embezzlement".

(2) Improper financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, salary increases, commissions, fees, bonuses, promotions, awards, profit sharing, incentive plans, pensions or other emoluments.

2. On Premises

a. We will pay for loss of "property" (except for tangible items of business personal property as set forth in Property Definition, Paragraph **30.c.**) resulting directly from robbery, burglary, theft, common-law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from your possession, custody or control, while the "property" is lodged or deposited within offices or premises located anywhere.

b. With regard to Paragraph **2.a.,** premises of depositories shall be deemed to be your premises, but only to the extent of your interest in "certificated securities" held by the depository.

c. We will pay for:

(1) Loss of or damage to tangible items of business personal property as set forth in Property Definition **30.c.** within your offices or premises; or

(2) Loss from damage to the interior or exterior of your offices or premises;

resulting directly from an actual or attempted robbery, burglary, theft, common-law or statutory larceny, provided with regard to Paragraphs **2.c.(1)** and **2.c.(2):**

(a) You are:

(i) The owner of such tangible items of business personal property;

(ii) The owner of the offices or premises; or

(iii) Liable for such loss or damage; and

(b) The loss or damage is not caused by fire.

FI 00 15 09 12 © Insurance Services Office, Inc., 2011 **Page 1 of 19**

3. In Transit

a. We will pay for loss of "property" (except for tangible items of business personal property as set forth in Property Definition, Paragraph **30.c.**) resulting directly from robbery, theft, common-law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, while the "property" is in transit anywhere in the custody of:

(1) A natural person acting as your messenger (or another natural person acting as a messenger or custodian during an emergency arising from the incapacity of the original messenger);

(2) A "transportation company" and being transported in an armored motor vehicle; or

(3) A "transportation company" and being transported in a conveyance other than an armored motor vehicle, provided that "property" transported in such manner is limited to the following:

(a) Records, whether recorded in writing or electronically;

(b) "Certificated securities" issued in registered form and not endorsed, or with restrictive endorsements; and

(c) "Negotiable instruments" not payable to bearer, or not endorsed or with restrictive endorsements.

b. Coverage under this Insuring Agreement begins immediately upon the receipt of such "property" by the natural person or "transportation company" and ends immediately upon delivery to the designated recipient or its agent.

4. Forged Or Altered Instruments

a. We will pay for loss resulting directly from "forgery" or alteration of any:

(1) Bill of exchange;

(2) Check or draft;

(3) "Acceptance";

(4) "Certificate of deposit";

(5) Promissory note;

(6) Due bill;

(7) Money order;

(8) Stock warrant;

(9) Order upon public treasuries;

(10) "Letter of credit"; or

(0) Other written promise, order or direction to pay sums certain in "money".

b. We will pay for loss resulting directly from transferring, paying or delivering "funds" or "property" or establishing credit or giving value in reliance upon any written instruction, advice or application directed to you authorizing or acknowledging the transfer, payment, delivery or receipt of "funds" or "property", which instruction, advice or application purports to have been signed or endorsed by any "customer" to shares of an "investment company", or by any financial institution, but which instruction, advice or application either bears a signature which is a "forgery" or has been altered without the knowledge and consent of such "customer" or financial institution.

5. Forged, Altered Or Counterfeit Securities

a. We will pay for loss resulting directly from your having, in good faith, for your own account or for the account of others:

(1) Acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance upon any original "security, document or other written record" which:

(a) Bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor or of any person signing in any other capacity which is a "forgery";

(b) Is altered;

(c) Is lost or stolen; or

(d) Is "counterfeit"; or

(2) Guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, "guarantee", endorsement or other obligation upon or in connection with any "security, document or other written record".

b. Actual physical possession of such "security, document or other written record" by you or an authorized representative is a condition precedent to your having relied on the validity of such items.

6. Counterfeit Money

We will pay for loss resulting directly from your having, in good faith, accepted any "counterfeit money" of any country.

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7. Computer Fraud

a. We will pay for loss resulting directly from a fraudulent:

(1) Entry of "electronic data" or "computer program" into; or

(2) Change of "electronic data" or "computer program" within;

any "computer system" owned, leased or operated by you or your contracted electronic data processing firm, provided the fraudulent entry or fraudulent change causes, with regard to Paragraphs **7.a.(1)** and **7.a.(2):**

(a) "Property" to be transferred, paid or delivered;

(b) An account of yours, or of a "customer", to be added, deleted, debited or credited; or

(c) An unauthorized account or a fictitious account to be debited or credited.

b. As used throughout this Insuring Agreement, fraudulent entry or fraudulent change of "electronic data" or "computer program" shall include such entry or change made by an "employee" acting, in good faith, upon a fraudulent instruction:

(1) From a computer software contractor who has a written agreement with you to design, implement or service "computer programs" for a "computer system" covered under this Insuring Agreement; or

(2) Transmitted by "tested" telex or similar means of "tested" communication (except a "telefacsimile device") purportedly sent by a "customer", financial institution or automated clearinghouse.

8. Voice Initiated Transfer Fraud

a. We will pay for loss resulting directly from your having, in good faith, transferred or delivered "funds", "certificated securities" or "uncertificated securities" from a "voice initiated transfer customer's" account in reliance upon a fraudulent voice instruction transmitted by telephone purporting to have been made by:

(1) A "voice initiated transfer customer";

(2) A person authorized by your "voice initiated transfer customer" to instruct you to make such transfers; or

(11) An "employee" who was authorized by you to instruct other "employees" to transfer or deliver "funds", "certificated securities" or "uncertificated securities";

and was received by an "employee" specifically designated to receive and act upon such voice instructions, but the voice instruction was in fact not from a person described in Paragraph **8.a.(1)**, **8.a.(2)** or **8.a.(3).**

b. The following condition is precedent to coverage under this Insuring Agreement**:**

Transfers in excess of the amount shown in the Declarations as the verification callback amount for this Insuring Agreement shall be verified by you by a callback according to a prearranged procedure.

9. Telefacsimile Transfer Fraud

a. We will pay for loss resulting directly from your having, in good faith, transferred or delivered "funds", "certificated securities" or "uncertificated securities" from a "telefacsimile transfer customer's" account in reliance upon a "tested" telefacsimile instruction received through a "telefacsimile device" or "computer system" purporting to have been sent by:

(1) A "telefacsimile transfer customer";

(2) Another financial institution; or

(3) Another of your offices;

and which contains the name and signature of a person authorized to initiate such transfers, but which in fact proves to have been fraudulently sent without the knowledge and authorization of the "telefacsimile transfer customer" or entity whose identification it bears.

b. The following condition is precedent to coverage under this Insuring Agreement:

Transfers in excess of the amount shown in the Declarations as the verification callback amount for this Insuring Agreement shall be verified by you by a callback according to a prearranged procedure.

10. Uncollectible Items Of Deposit

a. We will pay for loss resulting directly from your having credited a "customer's" account on the faith of any "item of deposit" which proves to be uncollectible, provided the crediting of such account causes:

(1) Dividends to be paid;

(2) Shares to be issued; or

FI 00 15 09 12
© Insurance Services Office, Inc., 2011
Page 3 of 19

(3) Redemptions or withdrawals to be made;

from an account of an "investment company".

b. The following condition is precedent to coverage under this Insuring Agreement:

After processing "items of deposit" for collection, you must wait the minimum number of days shown in the Declarations before paying any dividends, issuing any shares or permitting any redemptions or withdrawals with regard to such "items of deposit".

c. "Items of deposit" shall not be deemed uncollectible until after your collection procedures have failed.

11. Audit And Claims Expense

a. We will pay for reasonable expenses incurred by you with our prior written consent:

(1) For that part of the cost of audits or examinations conducted by independent accountants or auditors to determine the amount of loss that you sustained through dishonest or fraudulent acts committed by an "employee" that are covered under Insuring Agreement **1.**; and

(2) That are directly related to the preparation of a proof of loss in support of a claim covered under Insuring Agreement **1.**

b. Any expenses covered under this Insuring Agreement will be paid only after settlement of the covered loss under Insuring Agreement **1.**

c. We shall have no liability to pay any such expenses under this Insuring Agreement if the amount of the covered loss under Insuring Agreement **1.** does not exceed the Deductible Amount applicable to that Insuring Agreement.

B. Limit Of Insurance

1. The most we will pay for all loss (exclusive of court costs and attorneys' fees incurred or paid by us as provided under Condition **8.b.** or **8.c.**) resulting directly from an "occurrence" is the applicable Limit Of Insurance shown in the Declarations.

2. If any loss is covered under more than one Insuring Agreement or coverage, the most we will pay for such loss shall not exceed the largest amount available under any one of those Insuring Agreements or coverages.

However, Paragraph **B.2.** shall not apply to expenses covered under Insuring Agreement **11.**

C. Deductible

1. We will not pay for loss resulting directly from an "occurrence" unless the amount of loss exceeds the applicable Deductible Amount shown in the Declarations. We will then pay the amount of loss in excess of the Deductible Amount up to the Limit of Insurance.

2. The Deductible Amount applicable to Insuring Agreement **1.** shall not apply to loss covered under Insuring Agreement **1.a.** which is sustained by an "investment company".

D. Exclusions

This policy does not cover:

1. Loss resulting directly or indirectly from the dispersal or application of pathogenic or poisonous biological or chemical materials, nuclear reaction, nuclear radiation or radioactive contamination or any related act or incident.

2. Loss or damage caused by or resulting from pollution. Pollution means the discharge, dispersal, seepage, migration, release or escape of any solid, liquid, gaseous or thermal irritant or contaminant, including smoke, vapor, soot, fumes, acids, alkalis, chemicals and waste. Waste includes materials to be recycled, reconditioned or reclaimed.

3. Potential income, including but not limited to interest and dividends, not realized by you or your "customer".

4. Damages of any type for which you are legally liable, except direct compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy.

5. Indirect or consequential loss of any nature.

6. Loss resulting from any violation by you or by any "employee":

a. Of law regulating:

(1) The issuance, purchase or sale of securities;

(2) Securities transactions upon security exchanges or markets;

(3) Commodity transactions upon commodity exchanges or markets; or

(4) Investment companies or investment advisers; or

b. Of any rule or regulation made pursuant to any such law;

unless it is established by you that the act or acts which caused the loss were dishonest or fraudulent and would have caused a covered loss to you in a similar amount in the absence of such laws, rules or regulations.

Page 4 of 19 © Insurance Services Office, Inc., 2011 **FI 00 15 09 12**

7. Loss or damage resulting directly or indirectly from:

a. War, including undeclared or civil war;

b. Warlike action by a military force, including action in hindering or defending against an actual or expected attack, by any government, sovereign or other authority, using military personnel or other agents;

c. Insurrection, revolution, usurped power or action taken by governmental authority in hindering or defending against any of these; or

d. Riot or civil commotion outside the United States of America (including its territories and possessions), Puerto Rico and Canada;

unless such loss or damage occurs to "property" while in transit in the circumstances recited in Insuring Agreement **3.**, and unless, when such transit was initiated, there was no knowledge of such action as enumerated in Paragraphs **7.a.** through **7.d.** on the part of any person acting for you in initiating such transit.

8. All fees, costs and expenses incurred by you in establishing the existence or amount of loss covered under this policy, except when covered under Insuring Agreement **11.**

9. Loss:

a. Resulting directly or indirectly from the disclosure of confidential information held by you including, but not limited to, patents, trade secrets, customer lists, financial information, personal information or credit card information;

b. Resulting directly or indirectly from the use of confidential information of another person or entity which is held by you including, but not limited to, financial information, personal information or credit card information, unless the use of such confidential information results in a loss covered under Insuring Agreement **1., 7., 8.** or **9.;**

c. Of or damage to confidential information, except loss of or damage to "electronic data", books of account or other written or electronic records or "computer programs" when covered under Insuring Agreement **1.b.**

10. Loss due to liability imposed upon you as a result of the unlawful disclosure of nonpublic material information by you or by any "employee", or as a result of any "employee" acting upon such information, whether authorized or unauthorized.

11. Loss resulting directly or indirectly from any acts of any of your directors or trustees, except when covered under Insuring Agreement **1.**

12. Loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification or other cards:

a. In obtaining credit or funds;

b. In gaining access to any automated teller machine; or

c. In gaining access to point-of-sale terminals, customer-bank communication terminals or similar electronic terminals of electronic funds transfer systems;

whether such cards were issued, or purport to have been issued, by you or by anyone else, except when covered under Insuring Agreement **1.**

13. Loss involving "items of deposit" which are not finally paid for any reason including, but not limited to, "forgery" or any other fraud, except when covered under Insuring Agreement **1.** or **10.**

14. Damages resulting from any civil, criminal or other legal proceeding in which you are alleged to have engaged in racketeering activity, unless it is established by you that the act or acts giving rise to such damages were committed by an "employee" under circumstances which result directly in a loss to you covered under Insuring Agreement **1.** For the purposes of this exclusion, racketeering activity is defined in 18 United States Code 1961 *et seq.*, as amended.

15. Loss resulting directly or indirectly from payments made or withdrawals from a "customer's" account involving erroneous credits to such account, except when covered under Insuring Agreement **1.**

16. Loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, upon your demand, your "funds" or "property" held by it in any capacity, except when covered under Insuring Agreement **1.** or **2.a.**

17. Loss through the surrender of property:

a. Away from any of your offices or premises as a result of any kidnap or extortion threat, except loss of "property" in transit in the custody of any person acting as your messenger, provided that when such transit was initiated you had no knowledge of any such kidnap or extortion threat;

FI 00 15 09 12 © Insurance Services Office, Inc., 2011 **Page 5 of 19**

b. Inside your offices or premises, unless first brought inside the offices or premises after receipt of the ransom or extortion demand for the purpose of paying such demand; or

c. Outside your offices or premises as a result of a threat to do bodily harm to a person in possession of such property, other than a messenger;

except when covered under Insuring Agreement **1.**

18. Loss caused by any "employee", except:

a. When covered under Insuring Agreement **1.**; or

b. When covered under Insuring Agreement **2.** or **3.** and resulting directly from misplacement, mysterious unexplainable disappearance or unintentional damage to or unintentional destruction of "property".

However, all loss or damage resulting directly or indirectly from vandalism or malicious mischief caused by an "employee" is excluded, except when covered under Insuring Agreement **1.b.**

19. Loss of property while:

a. In the mail; or

b. In the custody of any "transportation company", unless covered under Insuring Agreement **3.**;

except when covered under Insuring Agreement **1.**

20. Loss resulting directly or indirectly from forgery of any type or alteration, except when covered under Insuring Agreement **1.**, **4.**, **5.** or **6.**

21. Loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any "loan" or transaction involving you as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or "evidences of debt", whether such "loan", transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreement **1.**, **4.**, **5.** or **10.**

22. Loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreement **1.**, **5.** or **6.** However, this exclusion shall not apply to loss involving the fraudulent reproduction of a handwritten signature covered under Insuring Agreement **4.**

23. Loss resulting directly or indirectly from any email instruction, except when covered under Insuring Agreement **1.** or **7.**

24. Loss resulting directly or indirectly from the fraudulent use of a computer to transfer "property", except when covered under Insuring Agreement **1.** or **7.**

25. Loss resulting directly or indirectly from the introduction of a virus or other malicious instruction into your "computer system" which is designed to damage, destroy or corrupt data or "computer programs" stored within your "computer system", except when covered under Insuring Agreement **1.** or **7.**

26. Loss resulting directly or indirectly from entry or change of "electronic data" or "computer programs" in a "computer system", except when covered under Insuring Agreement **1.** or **7.**

27. Loss resulting directly or indirectly from the preparation or modification of "computer programs", except when covered under Insuring Agreement **1.** or **7.**

28. Loss resulting directly or indirectly from any voice instruction, except when covered under Insuring Agreement **1.**, **7.** or **8.**

29. Loss resulting directly or indirectly from any telefacsimile instruction, except when covered under Insuring Agreement **1.** or **9.**

30. Loss under Insuring Agreement **7.** resulting directly or indirectly from any negotiable instrument, security, document or other written instrument which bears a forged signature, or is counterfeit, altered or otherwise fraudulent and which is used as source documentation in the preparation of "electronic data" entered into a data terminal.

31. Loss under Insuring Agreement **7.** resulting directly or indirectly from:

a. Mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a "computer system";

b. Failure, malfunction or breakdown of electronic data processing media; or

c. Error or omission in programming or processing.

32. Loss under Insuring Agreement **7.** resulting directly or indirectly from the input of "electronic data" into a "computer system" terminal device either on the premises of a "customer" or under the control of such "customer" by a person who had authorized access to the "customer's" authentication mechanism.

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33. Loss under Insuring Agreement **7.**, **8.** or **9.** resulting directly or indirectly from your assumption of liability under any contract, unless the liability arises from an otherwise covered loss and would be imposed on you regardless of the existence of the contract.

34. Loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments.

35. Loss under Insuring Agreement **4.** or **5.** resulting directly or indirectly from your having accepted or otherwise acted upon an electronic signature or electronic record. For the purposes of this exclusion, electronic signature and electronic record have the meanings prescribed in the Electronic Signatures in Global and National Commerce Act of 2000 and the Uniform Electronic Transactions Act and any amendments thereto.

36. Loss caused by an "employee" if the "employee" had also committed any dishonest or fraudulent act prior to the effective date of this policy, and a "designated person", not in collusion with the "employee", learned of such dishonest or fraudulent act prior to the effective date of this policy.

37. Loss resulting directly or indirectly from any dishonest or fraudulent act committed by any non-"employee" who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character.

E. Conditions

1. Cooperation

You must cooperate with us in all matters pertaining to this policy as stated in its terms and conditions.

2. Representations

a. You represent that all information and statements contained in the application for this policy are true, accurate and complete. All such information and statements are the basis for our issuing this policy and shall be considered as incorporated into and shall constitute a part of this policy.

b. Any intentional:

(1) Misrepresentation;

(2) Omission;

(3) Concealment; or

(4) Misstatement of a material fact;

in the application or otherwise shall be grounds for the rescission of this policy.

3. Ownership

The "property" covered under this policy is limited to "property":

a. That you own or lease;

b. That is held by you in any capacity; or

c. For which you are legally liable, provided you were liable for the "property" prior to the time that the covered loss was sustained.

However, this policy is for your benefit only. It provides no rights or benefits to any other person or organization. Any claim for loss covered under this policy must be presented by you.

4. Additional Offices, Premises Or Employees

If, while this policy is in force, you establish any additional offices or premises or hire additional "employees", other than through consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices, premises or "employees" shall automatically be covered under this policy. Notice to us of an increase in the number of offices, premises or "employees" is not required, and no additional premium will be charged for the remainder of the Policy Period.

5. Consolidation – Merger Or Acquisition

a. Except as provided in Paragraph **5.b.**, if you consolidate or merge with, or purchase or acquire the assets or liabilities of, another institution:

(1) You shall notify us in writing as soon as practicable and obtain our written consent to extend the coverage provided by this policy to such consolidated or merged institution or such purchased or acquired assets or liabilities. We may condition our consent by requiring payment of an additional premium; but

(2) For the first 90 days after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, the coverage provided by this policy shall apply to such consolidated or merged institution or such purchased or acquired assets or liabilities provided that all "occurrences" causing or contributing to a loss involving such consolidation, merger or purchase or acquisition of assets or liabilities must take place after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities.

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b. For institutions you acquire in which you own greater than 50% of the voting stock or voting rights, coverage under this policy shall automatically become effective on the date of such acquisition with no additional premium required, provided:

(1) All "occurrences" causing or contributing to a loss involving the acquired institution must take place after the effective date of such acquisition; and

(2) The assets of the acquired institution do not exceed 10% of your total assets as reflected in your most recent calendar quarter consolidated financial statements immediately preceding the effective date of this policy.

6. Joint Insured

a. If more than one Insured is named in the Declarations, the first Named Insured shall act for itself and for every other Insured for all purposes of this policy.

b. We will provide each "investment company" named in the Declarations with a copy of:

(1) This policy and any amendments;

(2) Any formal filing of a claim by another Insured; and

(3) The terms of the settlement of each such claim before the execution of such settlement.

c. Knowledge possessed or "discovery" made by a "designated person" of any Insured shall constitute knowledge or "discovery" by all Insureds for all purposes of this policy.

d. An "employee" of any Insured is considered to be an "employee" of every Insured.

e. We will not pay more for loss or losses sustained by more than one Insured than the amount we would pay if all such loss or losses had been sustained by one Insured.

f. Payment by us to the first Named Insured for loss sustained by any Insured, or payment by us to any "employee benefit plan" for loss sustained by such Plan, shall fully release us on account of such loss.

7. Change In Control Or Ownership – Notice To Us

a. When you learn of a change in control, you shall notify us in writing as soon as practicable, but not to exceed 60 days from the date of such change in control setting forth:

(1) The names of the transferors and transferees (or the names of the beneficial owners if the voting stock or voting rights are registered in another name);

(2) The total number of voting stock owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer; and

(3) The total amount of outstanding voting stock.

b. As used in this condition, control is given the meaning set forth in the definition of Control found in the Investment Company Act of 1940.

c. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of such change in control or ownership.

8. Notice To Us Of Legal Proceedings Against You

a. You shall notify us at the earliest practicable moment, not to exceed 30 days after you receive notice of any legal proceeding brought to determine your liability for any loss, claim or damage which, if established, would constitute a collectible loss under this policy. Concurrently, you shall furnish copies of all pleadings and pertinent papers to us.

b. We may, at our sole option, elect to conduct the defense of such legal proceeding, in whole or in part. If we so elect:

(1) The defense by us shall be in your name through attorneys selected by us;

(2) You shall provide all reasonable information and assistance required by us for such defense; and

(3) The court cost and attorneys' fees incurred by us in defense of the legal proceeding shall be in addition to the applicable Limit of Insurance

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c. If we elect not to conduct the defense of such legal proceeding, we will indemnify you for court costs and reasonable attorneys' fees incurred and paid by you in defense of such legal proceeding. Our payment of such court costs and reasonable attorneys' fees will be in addition to any payment we make for loss covered by this policy and shall be determined in accordance with Paragraph **8.d.** Such payment, however, shall not exceed an amount equal to the Limit of Insurance of the applicable Insuring Agreement under which the loss is paid.

However, with regard to Insuring Agreement **1.,** our payment of court costs and reasonable attorneys' fees shall only apply in the event that:

(1) An "employee" admits to having committed, or is adjudicated to have committed, a dishonest or fraudulent act; or

(2) In the absence of such an admission or adjudication, an arbitrator or panel of arbitrators acceptable to both you and us concludes that an "employee" would be found guilty of having committed a dishonest or fraudulent act;

that would be covered under Insuring Agreement **1.**

d. The amount we will pay for court costs and reasonable attorneys' fees (CC&AF) in such legal proceeding as provided in Paragraph **8.c.** shall be determined as follows, but in no event shall we be liable for the payment of court costs and reasonable attorneys' fees that exceed the amount demanded in any such legal proceeding:

(1) First, determine the percentage representing the dollar amount of the demand that could be covered if the allegations were true:

(Total Demand – Not Covered Demand) ÷ Total Demand = X%

(2) Then, multiply the percentage determined in Paragraph **8.d.(1)** by the total amount of CC&AF incurred by you to determine the adjusted amount of CC&AF (Adj. CC&AF):

X% x Total CC&AF = Adj. CC&AF

(3) Next, if the amount of the covered demand (Total Demand – Not Covered Demand) exceeds the Deductible Amount and is less than or equal to the Limit of Insurance of the applicable Insuring Agreement, then our liability for payment of court costs and reasonable attorneys' fees shall be calculated as follows:

(Covered Demand – Deductible) ÷ Covered Demand x Adj. CC&AF = Payment

(4) Or, the amount of the covered demand (Total Demand – Not Covered Demand) exceeds the Limit of Insurance of the applicable Insuring Agreement plus the Deductible Amount, then our liability for payment of court costs and reasonable attorneys' fees shall be calculated as follows:

Limit Of Insurance ÷ Covered Demand x Adj. CC&AF = Payment

e. If you do not give the notices required in Condition **9.a.(1)** and also in Paragraph **8.a.,** or if we elect not to defend any causes of action, neither a judgment against you, nor a settlement of any legal proceeding by you, shall determine the existence, extent or amount of coverage under this policy for loss sustained by you.

f. With regard to this condition, Paragraphs **a.(5)** and **b.** of Condition **9.** apply upon the entry of such judgment or the occurrence of such settlement instead of upon "discovery" of loss. In addition, you must notify us within 30 days after such judgment is entered against you or after you settle such legal proceeding and, subject to Condition **9.c.,** you may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

9. Notice To Us – Proof – Legal Proceedings Against Us

a. Upon "discovery", you shall:

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(1) Notify us at the earliest practicable moment, not to exceed 60 days. However, we will waive such notice if the amount of loss, in your best estimation, does not exceed the percentage of the Deductible Amount over which losses must be reported as shown in the Declarations. If, however, you later determine that such loss does in fact exceed this percentage, then you shall notify us at the earliest practicable moment, not to exceed 15 days from the date such determination was made.

(2) Submit to examination under oath at our request and give us a signed statement of your answers.

(3) Produce for our examination all pertinent records.

(4) Cooperate with us in the investigation and settlement of any claim.

(5) Within six months:

(a) From the date of "discovery"; or

(b) From the date you determined that the loss exceeded the percentage of the Deductible Amount over which losses must be reported as provided in Paragraph **9.a.(1);**

furnish to us proof of loss, duly sworn to, with full particulars. In addition, with regard to Paragraphs **9.a.(5)(a)** and **9.a.(5)(b):**

(i) "Certificated securities" listed in a proof of loss shall be identified by certificate or bond number if such securities were issued therewith.

(ii) Proof of loss involving voice initiated transfers covered under Insuring Agreement **8.** shall include verification of the callback, as required in Paragraph **8.b.** of the Insuring Agreement.

(iii) Proof of loss involving telefacsimile transfers covered under Insuring Agreement **9.** shall include a copy of the instruction received through the "telefacsimile device" or "computer system".

b. Legal proceedings for the recovery of any loss under this policy shall not be brought after the expiration of 24 months from the date of "discovery" of such loss.

c. If any limitation in this condition is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

d. This policy affords coverage only in your favor. No suit, action or legal proceeding shall be brought under this policy by anyone other than you.

10. Assignment – Subrogation – Recovery

a. In the event of payment under this policy, you shall deliver, if so requested by us, an assignment of your rights, title and interest and causes of action as you have against any person or entity to the extent of the loss payment.

b. In the event of payment under this policy, we shall be subrogated to all of your rights of recovery against any person or entity to the extent of such payment.

c. Recoveries, whether effected before or after any payment under this policy, whether made by us or by you, shall be applied net of the expense of such recovery:

(1) First, to you in satisfaction of your covered loss in excess of the amount paid under this policy;

(2) Second, to us in satisfaction of amounts paid in settlement of your claim;

(3) Third, to you in satisfaction of any Deductible Amount; and

(4) Fourth, to you in satisfaction of any loss not covered under this policy.

d. Recovery on account of loss of securities as set forth in Condition **21.b.** or recovery from reinsurance and/or indemnity by us shall not be deemed to be a recovery as used herein.

e. This policy does not afford coverage in favor of any depository. When we indemnify you for a loss covered under this policy, you shall assign the rights and causes of action to the extent of the claim payment against the depository, or any other entity or person against whom it has a cause of action, to us.

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If the rules of the depository provide that you shall be assessed for a portion of the judgment (or agreed settlement) taken by us based upon the assignment set forth above and you actually pay such assessment, then we will reimburse you for the amount of the assessment but not exceeding the amount of the loss payment made by us.

11. Transfer Of Your Rights And Duties Under This Policy

Your rights and duties under this policy may not be transferred without our written consent.

12. Changes

This policy contains all the agreements between you and us concerning the insurance afforded. The first Named Insured shown in the Declarations is authorized to make changes in the terms of this policy with our consent. This policy's terms can be amended or waived only by endorsement issued by us and made a part of this policy.

a. If the first Named Insured "investment company" is the sole Insured, no change to this policy which would adversely affect the rights of the "investment company" shall become effective until after advance written notice of such change has been mailed or delivered by the acting party to the Securities and Exchange Commission, Washington, D.C., at least 60 days before the effective date of such change.

b. If more than one Insured is named in the Declarations, no change to this policy which would adversely affect the rights of any "investment company" shall become effective until after advance written notice of such change has been mailed or delivered by us to all "investment companies" named in the Declarations and to the Securities and Exchange Commission, Washington, D.C., at least 60 days before the effective date of such change.

13. Records

You must keep records of all "property" covered under this policy so we can verify the amount of any loss.

14. Examination Of Your Books And Records

We may examine and audit your books and records as they relate to this policy at any time during the Policy Period and up to three years afterward.

15. Inspections And Surveys

a. We have the right to:

(1) Make inspections and surveys at any time;

(2) Give you reports on the conditions we find; and

(3) Recommend changes.

b. We are not obligated to make any inspections, surveys, reports or recommendations and any such actions we do undertake relate only to insurability and the premiums to be charged. We do not make safety inspections. We do not undertake to perform the duty of any person or organization to provide for the health or safety of any workers or the public. And we do not warrant that conditions:

(1) Are safe or healthful; or

(2) Comply with laws, regulations, codes or standards.

c. Paragraphs **15.a.** and **15.b.** apply not only to us, but also to any rating, advisory, rate service or similar organization which makes insurance inspections, surveys, reports or recommendations.

16. Liberalization

If we adopt any revision that would broaden the coverage under this policy without additional premium within 45 days prior to or during the Policy Period, the broadened coverage will immediately apply to this policy.

17. Premiums

The first Named Insured shown in the Declarations:

a. Is responsible for the payment of all premiums; and

b. Will be the payee for any return premiums we pay.

18. Nominees

Loss sustained by any nominee organized by you for the purpose of handling certain of your business transactions and composed exclusively of "employees" shall, for all the purposes of this policy and whether or not any partner or member of such nominee is implicated in such loss, be deemed to be a loss sustained by you.

19. Employee Benefit Plans

The "employee benefit plans" (Plans) shown in the Declarations are included as Insureds under Insuring Agreement **1.**, subject to the following:

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a. You are responsible for selecting a Limit of Insurance for Insuring Agreement **1.** that is sufficient to provide a limit of insurance for each Plan that is at least equal to that required under ERISA as if each Plan were separately insured.

b. Any payment we make for loss sustained by any Plan will be made directly to the Plan.

c. We will not apply the Deductible Amount applicable to Insuring Agreement **1.** to loss sustained by any Plan up to the amount of coverage required under ERISA for that Plan at the time the loss was "discovered". However, we will apply the Deductible Amount to that part of any loss which exceeds the amount of coverage required for such Plan.

d. If two or more Plans are insured under this policy, any payment we make for loss:

(1) Sustained by two or more Plans; or

(2) Of commingled "property" of two or more Plans;

resulting directly from an "occurrence", will be made to each Plan sustaining loss in the proportion that the limit of insurance required under ERISA for each Plan bears to the total of those limits.

e. We will pay for loss sustained under any Plan prior to the effective date of termination or cancellation of this policy or of any Plan, which is "discovered" by a "designated person" no later than one year from the date of that termination or cancellation.

20. Other Insurance Or Indemnity

Coverage afforded under this policy shall apply only as excess over any valid and collectible insurance or indemnity obtained by:

a. You;

b. A "transportation company"; or

c. Another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the "property" involved.

21. Valuation – Settlement

The value of any loss for purposes of coverage under this policy shall be the net loss to you after crediting any receipts, payments or recoveries, however denominated, received by you in connection with the transaction giving rise to the loss.

Any interest or fees received by you in connection with a "loan", or any commissions or other amounts received by you in connection with a trade, shall be deemed to be credits.

a. Money

Any loss of "money", or loss payable in "money", will be paid, at your option:

(1) In the "money" of the country in which the loss was sustained; or

(2) In the United States of America dollar equivalent, determined by the rate of exchange published in The Wall Street Journal on the day the loss was "discovered".

b. Securities

(1) We will settle in kind our liability under this policy on account of loss of any securities or, at your option, will pay you the cost of replacing such securities, determined by the market value of such securities at the close of business on the day the loss was "discovered". However, if prior to such settlement you shall be compelled by the demands of a third party or by market rules to purchase replacement securities, and you give written notification of this to us, the cost incurred by you shall be taken as the value of those securities.

In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss will be the value of such privileges immediately preceding their expiration.

(2) If the applicable coverage of this policy is subject to a Deductible Amount and/or is not sufficient in amount to indemnify you in full for the loss of securities for which claim is made under this policy, our liability under this policy is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the limit of such applicable coverage.

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c. Electronic Data And Other Written And Electronic Records

In case of loss of or damage to:

(1) Books of account or other written records used by you in your business, upon our written consent, we will pay for reasonable costs to reproduce such books of account or written records, provided they are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by you in order to reproduce such books of account or other written records.

(2) "Electronic data" or other electronic records, upon our written consent, we will pay for reasonable costs to replace or restore such "electronic data" or electronic records, including the cost of data entry and computer consultation services. However, we will not pay for the cost to duplicate research that led to the development of your "electronic data" or electronic records. To the extent that any "electronic data" or electronic records cannot be restored, we will pay the cost to replace the media on which the "electronic data" or electronic records were stored with blank media of substantially identical type.

d. Computer Programs

In case of loss of or damage to "computer programs", upon our written consent, we will pay for reasonable costs to replace or restore such "computer programs", including reprogramming and computer consultation services. However, we will not pay for the cost to duplicate research that led to the development of your "computer programs".

e. Other Property Not Specified Above

(1) In case of loss of or damage to any "property" not specified in Paragraphs **21.a.** through **21.d.**, we will pay the replacement cost of such "property" without deduction for depreciation. However, we will not pay more than the least of the following:

(a) The Limit of Insurance applicable to the lost or damaged "property";

(b) The cost to replace the lost or damaged "property" with "property" of comparable material and quality and used for the same purpose; or

(c) The amount you actually spend that is necessary to repair or replace the lost or damaged "property".

(2) We will not pay on a replacement cost basis for any loss of or damage to "property" covered in Paragraph **21.e.(1):**

(a) Until the lost or damaged "property" is actually repaired or replaced; and

(b) Unless the repair or replacement is made as soon as reasonably possible after the loss or damage.

If the lost or damaged "property" is not repaired or replaced, we will pay on an actual cash value basis.

(3) We will, at your option, pay for loss of or damage to such "property":

(a) In the "money" of the country in which the loss or damage was sustained; or

(b) In the United States of America dollar equivalent of the "money" of the country in which the loss or damage was sustained, determined by the rate of exchange published in The Wall Street Journal on the day the loss was "discovered".

(4) Any "property" that we pay for or replace becomes our property.

f. Set-off

Any loss covered under Insuring Agreement **1.** will be reduced by a set-off consisting of any amounts owed by you to the "employee" causing the loss.

22. Policy Cancellation Or Termination

a. Policy Cancellation

(1) The first Named Insured shown in the Declarations may cancel this policy:

(a) If the first Named Insured "investment company" is the sole Insured, by mailing or delivering to us, and then by us to the Securities and Exchange Commission, Washington, D.C., advance written notice of cancellation at least 60 days before the effective date of such cancellation; or

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(b) If more than one Insured is named in the Declarations, by mailing or delivering to us, and then by us to all "investment companies" named in the Declarations and to the Securities and Exchange Commission, Washington, D.C., advance written notice of cancellation at least 60 days before the effective date of such cancellation.

(2) We may cancel this policy:

(a) If the first Named Insured "investment company" is the sole Insured, by mailing or delivering to the first Named Insured and to the Securities and Exchange Commission, Washington, D.C., advance written notice of cancellation at least 60 days before the effective date of such cancellation; or

(b) If more than one Insured is named in the Declarations, by mailing or delivering to the first Named Insured, to all "investment companies" named in the Declarations and to the Securities and Exchange Commission, Washington, D.C., advance written notice of cancellation at least 60 days before the effective date of such cancellation.

(3) Notice of cancellation will state the effective date of cancellation. The Policy Period will end on that date.

(4) If this policy is cancelled, we will send the first Named Insured any premium refund due. If we cancel, the refund will be pro rata. If the first Named Insured cancels, the refund may be less than pro rata. The cancellation will be effective even if we have not made or offered a refund.

(5) If notice is mailed, proof of mailing will be sufficient proof of notice.

b. Policy Termination

(1) This policy terminates:

(a) As to any Insured other than an "investment company" immediately upon:

(i) The taking over of the Insured by a receiver or other liquidator or by state or federal officials;

(ii) The acquisition by another entity of more than 50% of the Insured's voting stock or voting rights; or

(iii) The dissolution of the Insured.

(b) As to any "investment company" 60 days after written notice of termination is mailed or delivered to the first Named Insured, to all "investment companies" named in the Declarations and to the Securities and Exchange Commission, Washington, D.C., of:

(i) The "investment company" being taken over by a receiver or other liquidator or by state or federal officials;

(ii) The acquisition by another entity of more than 50% of the "investment company's" voting stock or voting rights; or

(iii) The dissolution of the "investment company".

If this policy terminates as to an Insured or an "investment company" for any reason specified in Paragraph **22.b.(1)(a)** or **22.b.(1)(b),** we will send the first Named Insured any premium refund due. The refund will be pro rata.

(2) This policy terminates as to any "employee" of any Insured other than an "investment company", or any partner, member, manager, officer or employee of any "data processor":

(a) As soon as a "designated person", or an "employee" in your Human Resources Department or its equivalent, not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in your employment or otherwise, whether or not of the type covered under Insuring Agreement **1.,** against you or any other person or entity, without prejudice to the loss of any "property" then in transit in the custody of such person; or

(b) 15 days after the receipt by you of a written notice from us of our decision to terminate this policy as to such person.

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(3) This policy terminates as to any "employee" of any "investment company" 60 days after receipt by each "investment company" named in the Declarations and by the Securities and Exchange Commission, Washington, D.C., of our decision to terminate this policy as to such person, subject to the following:

If a "designated person", or an "employee" in your Human Resources Department or its equivalent, not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in your employment or otherwise, whether or not of the type covered under Insuring Agreement **1.**, against you or any other person or entity, without prejudice to the loss of any "property" then in transit in the custody of such person, you:

(a) Shall immediately remove such "employee" from a position that would enable such "employee" to cause you to suffer a loss of the type covered by this policy; and

(b) Within 48 hours of learning that an "employee" has committed any dishonest act, shall notify us of such actions and provide full particulars of such dishonest act.

(4) Termination of this policy:

(a) As to any Insured other than an "investment company" terminates liability for any loss sustained by such Insured which is "discovered" after the effective date of such termination, except if the Insured is an "employee benefit plan"; or

(b) As to any "investment company" terminates liability for any loss sustained by such "investment company" 60 days after written notice of termination is mailed or delivered to the first Named Insured, to all "investment companies" named in the Declarations and to the Securities and Exchange Commission, Washington, D.C.

F. Definitions

As used in this policy:

1. "Acceptance" means the drawee's signed agreement to pay a draft as presented. It must be written on the draft and may consist of the drawee's signature alone.

2. "Certificate of deposit" means an instrument containing an acknowledgment by a financial institution that a sum of "money" has been received by the financial institution and a promise by the financial institution to repay the sum of "money".

3. "Certificate of origin or title" means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

4. "Certificated security" means a share, participation or other interest in property of or an enterprise of the issuer, or an obligation of the issuer, which is:

a. Represented by an instrument issued in bearer or registered form;

b. Of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

c. Either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

5. "Computer program" means a set of related electronic instructions which direct the operation and function of a computer or devices connected to it, which enable the computer or devices to receive, process, store or send "electronic data".

6. "Computer system" means:

a. Computers, including Personal Digital Assistants (PDAs) and other transportable or handheld devices, electronic storage devices and related peripheral components;

b. Systems and applications software; and

c. Related communications networks;

by which "electronic data" is collected, transmitted, processed, stored or retrieved.

7. "Counterfeit" means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

8. "Counterfeit money" means an imitation of "money" which is intended to deceive and to be taken as genuine.

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9. "Customer" means a person, entity or shareholder or subscriber of any "investment company" having an account with you or for whom you provide services related to your business.

10. "Data processor" means each natural person, partnership or corporation duly authorized by you to perform services as data processor of your checks and accounting records related to such checks, but only while such "data processor" is performing such services and not creating, preparing, modifying or maintaining your computer software or "computer programs".

Each such "data processor" and the partners, members, managers, officers and employees of such "data processor" shall, collectively, be deemed to be one "employee" for all the purposes of this policy, excepting, however, Condition **22.b.(2).** A Federal Reserve Bank or clearinghouse shall not be construed to be a "data processor".

11. "Designated person" means:

a. Any insurance risk manager;

b. Any director or trustee;

c. Any elected, appointed or otherwise titled officer; or

d. The highest-ranking "employee" at the office or premises where such "employee" performs the majority of his or her duties;

of any Insured.

12. "Discovery", "discover" or "discovered" means the time when a "designated person" first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this policy has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

"Discovery", "discover" or "discovered" also means the time when a "designated person" first receives notice of an actual or potential claim in which it is alleged that you are liable to a third party under circumstances which, if true, would constitute a loss under this policy.

13. "Document of title" means a bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other document which in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee's possession which are either identified or are fungible portions of an identified mass.

14. "Electronic data" means information, facts, images or sounds stored as or on, created or used on, or transmitted to or from computer software (including systems and applications software) on data storage devices, including hard or floppy disks, CD-ROMs, tapes, drives, cells, data processing devices or any other media which are used with electronically controlled equipment.

15. "Employee":

a. Means:

(1) Any natural person:

(a) While in your service;

(b) Whom you compensate directly by salary, wages or commissions; and

(c) Whom you have the right to direct and control while performing services for you;

(2) Any guest student or intern pursuing studies or duties;

(3) Any attorney retained by you and any employee of such attorney while either is performing legal services for you;

(4) Any natural person who is furnished temporarily to you:

(a) To substitute for a permanent "employee", as defined in Paragraph **15.a.(1),** who is on leave; or

(b) To meet seasonal or short-term workload conditions;

while that person is subject to your direction and control and performing services for you;

(5) Any natural person who is leased to you under a written agreement between you and a labor leasing firm to perform duties related to the conduct of your business, but does not mean a temporary "employee" as defined in Paragraph **15.a.(4);**

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(6) Any natural person employed by an institution merged or consolidated with you prior to the effective date of this policy;

(7) Any of your directors or trustees while:

(a) Performing acts within the scope of the usual duties of an "employee"; or

(b) Acting as a member of any committee duly elected or appointed by resolution of your board of directors or board of trustees to perform specific, as distinguished from general, directorial acts on your behalf;

(8) Any natural person who is a director or trustee of yours while such director or trustee is engaged in handling "property" of any "employee benefit plan", or any natural person who is a trustee, administrator, manager, officer or employee of any such "employee benefit plan", except an administrator or manager who is an independent contractor;

(9) Any "data processor"; and

(10) Any partner, officer or employee of:

(a) An investment advisor;

(b) An underwriter (distributor);

(c) A transfer agent or shareholder accounting record keeper; or

(d) An administrator;

for an "investment company" while performing acts coming within the scope of the usual duties of an officer or employee of an "investment company", or while acting as a member of any committee duly elected or appointed to examine or audit or have custody or access to "property" of an "investment company".

With regard to Paragraphs **15.a.(10)(c)** and **15.a.(10)(d),** "employee" shall only include partners, officers and employees of a transfer agent, shareholder accounting record keeper or administrator:

(i) Which is an affiliated person, as defined in the Investment Company Act of 1940, of an "investment company" or of the investment advisor or underwriter (distributor) of such "investment company"; or

(ii) Which is not a bank as defined in the Investment Company Act of 1940.

b. Does not mean:

(1) Any agent, broker or other representative of the same general character not specified in Paragraph **15.a.;** or

(2) Any independent contractor, except those contractors specified in Paragraphs **15.a.(3)** and **15.a.(9).**

16. "Employee benefit plan" means any welfare or pension benefit plan shown in the Declarations that you sponsor and that is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and any amendments thereto.

17. "Evidence of debt" means an instrument, including a "negotiable instrument", executed by a person and held by you, which in the regular course of business is treated as evidencing that person's debt to you.

18. "Forgery" means:

a. The signing of the name of another person or organization in writing with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose; or

b. A fraudulent reproduction of a handwritten signature (but not the unauthorized signing of a person's own signature).

19. "Funds" means "money" on deposit in an account.

20. "Guarantee" means a written undertaking obligating the signer to pay the debt of another to you, your assignee or to a financial institution from which you have purchased participation in the debt, if the debt is not paid in accordance with its terms.

FI 00 15 09 12 © Insurance Services Office, Inc., 2011 **Page 17 of 19**

21. "Instruction" means a written order to the issuer of an "uncertificated security" requesting that the transfer, pledge or release from pledge of the "uncertificated security" specified therein be registered.

22. "Investment company" means any investment company registered under the Investment Company Act of 1940.

23. "Item of deposit" means any check or draft drawn upon a financial institution of the United States (including its territories and possessions), Puerto Rico or Canada.

24. "Larceny and embezzlement" means those acts set forth in the Investment Company Act of 1940.

25. "Letter of credit" means an engagement in writing by a financial institution or other person made at the request of a "customer" that the financial institution or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the "letter of credit".

26. "Loan" means all extensions of credit by you and all transactions creating a creditor relationship in your favor and all transactions by which you assume an existing creditor relationship.

27. "Money" means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

28. "Negotiable instrument" means any writing:

a. Signed by the maker or drawer;

b. Containing any unconditional promise or order to pay a sum certain in "money" and no other promise, order, obligation or power given by the maker or drawer;

c. Is payable on demand or at a definite time; and

d. That is payable to the order or bearer.

"Negotiable instrument" includes a substitute check as defined in the Check Clearing for the 21st Century Act and shall be treated the same as the original it replaced.

29. "Occurrence" means:

a. Any one act or series of related acts of burglary, robbery or attempt thereat in which no "employee" is implicated;

b. Any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an "employee" or not) resulting in damage to or destruction of, or misplacement of, "property";

c. All acts or omissions, other than those specified in Paragraphs **29.a.** and **29.b.,** caused by any person (whether an "employee" or not) or in which such person is implicated; or

d. Any one casualty or event not specified in Paragraphs **29.a.** through **29.c.**

30. "Property" means:

a. "Certificated securities", "uncertificated securities" or any other "security, document or other written record" defined in the Investment Company Act of 1940;

b. "Money", stock warrants, orders upon public treasuries, "negotiable instruments", "certificates of deposit", "documents of title", "acceptances", "evidences of debt", "security agreements", "withdrawal orders", "certificates of origin or title", "letters of credit", insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold lottery tickets, gems, jewelry and precious metals in any form;

c. Tangible items of business personal property consisting of furnishings, fixtures, supplies, safes, vaults or equipment;

d. "Electronic data" and books of account or other records whether recorded in writing or electronically; and

e. "Computer programs".

31. "Security agreement" means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

32. "Security, document or other written record":

a. Means original (including original counterparts) negotiable or nonnegotiable instruments which represent an equitable or legal interest, ownership or debt and which in the ordinary course of business are transferable by delivery of such instruments with any necessary endorsement or assignment.

Page 18 of 19
© Insurance Services Office, Inc., 2011
FI 00 15 09 12

b. Does not mean bills of exchange, checks or drafts, "acceptances", "certificates of deposit", promissory notes, due bills, money orders, stock warrants, orders upon public treasuries, "letters of credit" or other written promises, orders or directions to pay sums certain in "money".

33. "Telefacsimile device" means a machine capable of sending or receiving a duplicate image of a written document by means of electronic impulses transmitted through a telephone line or cable line and which reproduces the duplicate image on paper.

34. "Telefacsimile transfer customer" means an entity or individual that has a written agreement with you, authorizing you to rely on telefacsimile instructions to initiate transfers and has provided you with the names of persons authorized to initiate such transfers, and with whom you have established an instruction verification procedure.

35. "Tested" means:

a. With regard to Insuring Agreement **7.,** a method of authenticating the contents of a communication by affixing to it a valid test key which has been agreed upon between you and a "customer", automated clearinghouse or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.

b. With regard to Insuring Agreement **9.,** a method of authenticating the contents of a communication by affixing to it a valid test key which has been agreed upon between you and a "telefacsimile transfer customer", another financial institution or another of your offices for the purpose of protecting the integrity of the communication in the ordinary course of business.

c. For the purpose of this definition, "test key", found in Paragraphs **35.a.** and **35.b.,** means a code established and used in transmitting messages so that the recipient can authenticate the message.

36. "Transportation company" means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

37. "Uncertificated security" means a share, participation or other interest in property of or an enterprise of the issuer, or an obligation of the issuer, which is:

a. Not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

b. Of a type commonly dealt in on securities exchanges or markets; and

c. Either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

38. "Voice initiated transfer customer" means an entity or individual that has a written agreement with you, authorizing you to rely on voice instructions to initiate transfers and has provided you with the names of persons authorized to initiate such transfers, and with whom you have established an instruction verification procedure.

39. "Withdrawal order" means a nonnegotiable instrument, other than an "instruction", signed by a "customer" authorizing you to debit the "customer's" account in the amount stated therein.

FI 00 15 09 12
© Insurance Services Office, Inc., 2011
Page 19 of 19

POLICY NUMBER: BFIV-45004116-22
NAMED INSURED: Mutual Fund and Variable Insurance Trust
EFFECTIVE DATE: 12/31/2021
DATE OF ISSUANCE: 01/07/2022

BAP 90 00 11 13
ENDORSEMENT #: 1

EXPIRATION DATE: 12/31/2022

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FORMS INDEX

Forms and Endorsements Forming Part of this Policy When Issued:	
Form Number and Edition Date	Description of Form or Endorsement:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 08 18	Berkley Crime Cover Letter
BAP IC DEC 11 13	Financial Institution Crime Policy For Investment Companies
FI 00 15 09 12	Financial Institution Crime Policy for Investment Companies
BAP 90 00 11 13	Forms Index
BAP 90 01 11 13	Premium Endorsement
BAP 90 02 11 13	Omnibus Named Insured Endorsement
BAP 90 03 11 13	Credit Rating Cancellation Endorsement
BAP 90 20 11 13	Automatic Increase in the Limit of Insurance Endorsement
BAP 91 05 11 13	Joint Insured Endorsement
FI 20 30 01 10	Facsimile Signatures
FI 20 40 09 12	Unauthorized Signatures
FI 20 41 09 12	Stop Payment or Refusal To Pay
IL P 001 01 04	U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders
IL 83 19 08 15	Office Of Foreign Assets Control (OFAC) Exclusion Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 00 11 13 **Page 1 of 1**

POLICY NUMBER: BFIV-45004116-22
NAMED INSURED: Mutual Fund and Variable Insurance Trust
EFFECTIVE DATE: 12/31/2021
DATE OF ISSUANCE: 01/07/2022

BAP 90 01 11 13
ENDORSEMENT #: 2

EXPIRATION DATE: 12/31/2022

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

PREMIUM ENDORSEMENT

For the period from 12:01 A.M. on 12/31/2021 to 12:01 A.M. on 12/31/2022 the premium for the attached policy is $6,086.

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 01 11 13 **Page 1 of 1**

POLICY NUMBER: BFIV-45004116-22
NAMED INSURED: Mutual Fund and Variable Insurance Trust
EFFECTIVE DATE: 12/31/2021
DATE OF ISSUANCE: 01/07/2022

BAP 90 02 11 13
ENDORSEMENT #: 3

EXPIRATION DATE: 12/31/2022

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

OMNIBUS NAMED INSURED ENDORSEMENT

The Named Insured is amended to include:

1. Any new Investment Companies established by the Insured while this policy is in force. These new Investment Companies shall automatically be covered from the date of such establishment without the payment of additional premium for the remainder of the policy period. However, this automatic coverage does not include any new or previously existing Investment Companies established through consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution.

2. Any Employee Benefit Plan, sponsored or approved by the Named Insured, that is required to be bonded under the Employee Retirement Income Security Act of 1974 and any amendments thereto.

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 02 11 13

Page 1 of 1

POLICY NUMBER: BFIV-45004116-22
NAMED INSURED: Mutual Fund and Variable Insurance Trust
EFFECTIVE DATE: 12/31/2021
DATE OF ISSUANCE: 01/07/2022

BAP 90 03 11 13
ENDORSEMENT #: 4

EXPIRATION DATE: 12/31/2022

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CREDIT RATING CANCELLATION ENDORSEMENT

In the event that a financial strength rating is issued for the Company (1) below A- by A.M. Best Company, Inc., or (2) below BBB by Standard & Poor's, (hereinafter "Credit Rating Downgrade"), and the Named Insured notifies the Company of its intent to cancel this policy within 30 days after such Credit Rating Downgrade, the Company shall return the premium due to the Named Insured on a pro-rata basis.

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 03 11 13 **Page 1 of 1**

POLICY NUMBER: BFIV-45004116-22
NAMED INSURED: Mutual Fund and Variable Insurance Trust
EFFECTIVE DATE: 12/31/2021
DATE OF ISSUANCE: 01/07/2022

BAP 90 20 11 13
ENDORSEMENT #: 5

EXPIRATION DATE: 12/31/2022

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AUTOMATIC INCREASE IN THE LIMIT OF INSURANCE ENDORSEMENT

If the Insured shall, while this policy is in force, require an increase in the Limit of Insurance to comply with SEC Reg. 17g-1 due to an increase in the asset size of current Investment Companies insured under this policy or by the addition of Investment Companies, such increase in the Limit of Insurance shall automatically be covered up to the minimum required limit by SEC Reg. 17g-1. However, under no circumstances shall the Limit of Insurance exceed $2,000,000 without the prior approval of the Company and agreement by the Insured to pay an additional premium for the remainder of the policy period.

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 20 11 13 **Page 1 of 1**

POLICY NUMBER: BFIV-45004116-22
NAMED INSURED: Mutual Fund and Variable Insurance Trust
EFFECTIVE DATE: 12/31/2021
DATE OF ISSUANCE: 01/07/2022

BAP 91 05 11 13
ENDORSEMENT #: 6

EXPIRATION DATE: 12/31/2022

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

JOINT INSURED ENDORSEMENT

The following is/are included as a Joint Insured:

AlphaCentric Prime Meridian Income Fund
Strategy Shares (SS)

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 91 05 11 13 **Page 1 of 1**

FINANCIAL INSTITUTIONS
FI 20 30 01 10

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FACSIMILE SIGNATURES

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES
FINANCIAL INSTITUTION CRIME POLICY FOR SECURITIES BROKERS AND DEALERS

With regard to this Facsimile Signatures endorsement, the provisions of the policy apply, unless modified by this endorsement.

A. The following Insuring Agreement is added to Section **A. Insuring Agreements:**

We will pay for loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker or trust company received your or the New York Stock Exchange specimen copies of your mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by you or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of your having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that:

1. Such facsimile signature is used on a document:

a. As the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in your name on the books of the association, company or corporation issuing the same; or

b. As the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which you may now or at any time hereafter be named as attorney to effect such transfer, whether such power of substitution is embodied in an endorsement on the certificate for such shares of stock or other registered security or in a separate instrument;

2. The New York Stock Exchange has not interposed any objections to the use by you of such facsimile signature and such agreement, if any, was required by the Exchange as a condition to its failing to interpose any such objection; and

3. This Insuring Agreement shall not apply to any "certificated security" which is "counterfeit".

B. Under Section **D. Exclusions:**

1. Under the Financial Institution Crime Policy For Securities Brokers And Dealers:

a. Exclusion **24.** is replaced by the following:

Loss resulting directly or indirectly from forgery of any type or alteration, except when covered under Insuring Agreement **1., 4., 5., 6.** or this Insuring Agreement.

b. Exclusion **25.** is replaced by the following:

Loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any "loan" or transaction involving you as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or "evidences of debt", whether such "loan", transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreement **1.b., 4., 5.** or this Insuring Agreement.

2. Under the Financial Institution Crime Policy For Investment Companies:

a. Exclusion **20.** is replaced by the following:

Loss resulting directly or indirectly from forgery of any type or alteration, except when covered under Insuring Agreement **1., 4., 5., 6.** or this Insuring Agreement.

FI 20 30 01 10 © Insurance Services Office, Inc., 2009 Page 1 of 2

b. Exclusion **21.** is replaced by the following:

Loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any "loan" or transaction involving you as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or "evidences of debt", whether such "loan", transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreement **1., 4., 5., 10.** or this Insuring Agreement.

Page 2 of 2
© Insurance Services Office, Inc., 2009
FI 20 30 01 10 □

FINANCIAL INSTITUTIONS
FI 20 40 09 12

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

UNAUTHORIZED SIGNATURES

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

The following Insuring Agreement is added to Section **A. Insuring Agreements:**

Unauthorized Signatures

a. We will pay for loss resulting directly from your having accepted, paid or cashed any check, draft or "withdrawal order" made or drawn on a "customer's" account which bears a signature of someone other than a person whose name and signature is on the application on file with you as a signatory on such "customer's" account.

b. The following condition is precedent to coverage under this Insuring Agreement:

You shall have on file the signatures of all persons who are authorized signatories on such "customer's" account.

FI 20 40 09 12
© Insurance Services Office, Inc., 2011
Page 1 of 1

FINANCIAL INSTITUTIONS
FI 20 41 09 12

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

STOP PAYMENT OR REFUSAL TO PAY

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION CRIME POLICY FOR INVESTMENT COMPANIES

The following Insuring Agreement is added to Section **A. Insuring Agreements:**

Stop Payment Or Refusal To Pay

We will pay for loss which you shall become legally obligated to pay as damages resulting directly from your having:

a. Failed to comply with any request from a "customer", or its designated agent, to stop payment on any check or draft made or drawn by such "customer" or its designated agent; or

b. Wrongfully refused to pay any check or draft made or drawn by any "customer" or its designated agent.

FI 20 41 09 12 © Insurance Services Office, Inc., 2011 Page 1 of 1

IL P 001 01 04

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

IL P 001 01 04
© ISO Properties, Inc., 2004
Page 1 of 1

INTERLINE IL
83 19 08 15

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ CAREFULLY

OFFICE OF FOREIGN ASSET CONTROL (OFAC) EXCLUSION ENDORSEMENT

No insurer shall be deemed to provide cover and no insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions laws or regulations of the European Union, United Kingdom or the United States.

IL 83 19 08 15 Page 1 of 1

Berkley Crime

a division of Berkley Financial Specialists

| a Berkley Company

Berkley Crime

29 South Main Street, 3rd Floor | West Hartford, CT 06107 | 844.44.CRIME

Berkleycrime.com

JOINT INSURED AGREEMENT

Mutual Fund and Variable Insurance Trust

Strategy Shares

AlphaCentric Prime Meridian Income Fund

Pursuant to Section 270.71(g)-1(f) of the Regulations issued under the Investment Company Act of 1940;

WHEREAS, Mutual Fund & Variable Insurance Trust ("Trust I"), Strategy Shares ("Trust II"), and AlphaCentric Prime Meridian Income Fund (“Trust III”) wish to or have obtained a larceny and embezzlement bond, each pursuant to the direction of their respective Board of Trustees; and

WHEREAS, Trust I, Trust II, and Trust III (each a "Fund") are desirous of setting forth their relationship in regards to said bond;

NOW THEREFORE, BE IT AGREED AS FOLLOWS:

In the event recovery on the bond is received as a result of loss sustained by more than one named insured, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with a minimum coverage required by 270.17(g)(1) of the regulations issued pursuant to the Investment Company Act of 1940.

MUTUAL FUND AND VARIABLE INSURANCE TRUST	STRATEGY SHARES	AlphaCentric Prime Meridian Income Fund
By: /s/ Jerry Szilagyi _____________ Name: Jerry Szilagyi Title: President	By: /s/ Jerry Szilagyi ____ Name: Jerry Szilagyi Title: President	By: _/s/ George Amrhein Name: George Amrhein Title: President

DATED as of the 10th day of December 2021.

The following resolutions were adopted by the Board of Trustees of Strategy Shares (the “Trust”) by written consent on December 23, 2021:

Approval of the Renewal of the Trust’s Joint Fidelity Bond and Joint Insured Fidelity Bond Agreement

WHEREAS, the Board has determined that it is in the best interests of the Trust to obtain fidelity bond coverage covering the Trust against larceny and embezzlement by, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission (the “SEC”) under Section 17(g) of 1940 Act, in such form and amounts which would cover gross assets in a range that would be appropriate for the Trust;

IT IS THEREFORE

RESOLVED, that a fidelity bond with Berkley Regional Insurance Company having an aggregate coverage of $2,650,000 is approved, it having been determined to be reasonable in form and amount, after giving due consideration to all factors deemed relevant by this Board, including, among other things, the value of the assets of the Trust, Mutual Fund and Variable Insurance Trust and AlphaCentric Prime Meridian Income Fund (the “Covered Trusts”) to which any covered person may have access, the arrangements for custody and safekeeping of such assets and the nature of the securities in the portfolios of the Covered Trusts; and

FURTHER RESOLVED, that the Board, and in particular, the Independent Trustees, hereby approves the amount of the premium allocated to, and to be paid by the Trust, as well as the Trust’s participation, as being fair and reasonable; and

FURTHER RESOLVED, that the appropriate officers of the Trust are authorized, empowered and directed to make SEC filings and give the notices required by Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Trust’s participation in a joint insurance agreement between the Covered Trusts is approved in order to ensure that the Trust receives its proportionate and equitable share of any insurance proceeds; and

FURTHER RESOLVED, that pursuant to Rule 17g-1 under the 1940 Act, as amended, the Board, including the Independent Trustees, hereby finds that:

(1) After considering all relevant factors, including the number of funds named as insureds, the business activities of the funds, the amount of the bond, the premium, the ratable allocation, and the extent to which the share of the premium allocated to the Trust is less than if purchased separately, the Trust’s participation in the joint fidelity bond is in the best interest of the Trust; and

(2) The premium for the joint fidelity bond allocated to the Trust based upon the Trust's net assets is fair and reasonable to the Trust; and, therefore, the allocation and payment is approved; and

FURTHER RESOLVED, that the Secretary of the Trust is authorized to file or cause to be filed the fidelity bond with the SEC and give the notices required under Paragraph (1) of Rule 17g-1 under the 1940 Act.